77 I(b)

In connection with the conversion of the Fund from a closed-end investment company to an open-end investment company, the Fund's Charter was amended to:
(i) authorize the issuance of redeemable securities at net asset value, (ii) provide that the Fund's shares will be redeemable at the option of the stockholders and (iii) otherwise reflect the change to an open-end investment company. The Fund also implemented a multiple class distribution arrangement, and authorized the Fund to increase the number of authorized shares and to classify the shares into multiple classes.